Exhibit 12.1

Ratio of Earnings To Combined Fixed Charges
And Preferred Stock Dividend Requirements
(In Millions)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Consolidated pretax income (loss) from
continuing operations	$(501.8)	$2,190.5	$1,266.4	$282.3	$672.7
Undistributed earnings of non-consolidated
affiliates	(404.8)	9.7	13.5	(65.5)	(35.1)
Amortization of capitalized interest	3.7	3.6	3.6	3.0	5.6
Interest expense	203.1	216.5	70.1	39.0	39.8
Acceleration of debt issuance costs	0.2	—	—	—	—
Interest portion of rental expense	2.8	3.6	4.6	5.8	8.4
Total Earnings	$(696.8)	$2,423.9	$1,358.2	$264.6	$691.4
Interest expense	$203.1	$216.5	$70.1	$39.0	$39.8
Acceleration of debt issuance costs	0.2	—	—	—	—
Interest portion of rental expense	2.8	3.6	4.6	5.8	8.4
Preferred Stock dividend requirements	—	—	—	—	1.4

Fixed Charges Requirements	$206.1	$220.1	$74.7	$44.8	$48.2

Fixed Charges and Preferred Stock Dividend
Requirements	$206.1	$220.1	$74.7	$44.8	$49.6

RATIO OF EARNINGS TO FIXED
CHARGES	*	11.0	18.2	5.9	14.3

RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIREMENTS	*	11.0	18.2	5.9	13.9

(*) For the year ended December 31, 2012, there was a deficiency of earnings to cover the fixed charges of $902.9 million.